                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549



                                      FORM 11-K



                    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
               SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
                                    THE SECURITIES
                                 EXCHANGE ACT OF 1934


(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934



                     FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996
                                          OR

( ) TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934



                            COMMISSION FILE NUMBER 0-20526


                                OLYMPIC FINANCIAL LTD.
                             401(k) PROFIT SHARING PLAN
                                 (TITLE OF THE PLAN)

                                ARCADIA FINANCIAL LTD.
                (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         MINNESOTA                                       41-1664848
    (State or other jurisdiction of                   (IRS Employer
    incorporation or organization)                    Identification No.)

          7825 WASHINGTON AVENUE SOUTH, MINNEAPOLIS, MINNESOTA  55439-2435
                       (Address of principal executive offices)

         Registrant's telephone number, including area code:  (612)  942-9880

                                 FINANCIAL STATEMENTS



                                OLYMPIC FINANCIAL LTD.

                              401(k) PROFIT SHARING PLAN



                        YEARS ENDED DECEMBER 31, 1996 AND 1995

                  Olympic Financial Ltd. 401(k) Profit Sharing Plan

                                 Financial Statements


                        Years ended December 31, 1996 and 1995





                                       CONTENTS

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................2
Notes to Financial Statements..................................................3
Item 27(a)--Schedule of Assets Held for Investment Purposes....................8
Item 27(d)--Schedule of Reportable Transactions................................9

                                    [LETTERHEAD]


                          Report of Independent Auditors

Olympic Financial Ltd. 401(k)
  Profit Sharing Plan Committee

We have audited the accompanying statements of net assets available for benefits of Olympic Financial Ltd. 401(k) Profit Sharing Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the "Schedule of Reportable Transactions" and certified by the custodian does not disclose the historical cost of investments sold, and related gain or loss. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



May 9, 1997

                  Olympic Financial Ltd. 401(k) Profit Sharing Plan

                   Statements of Net Assets Available for Benefits


                                                                DECEMBER 31
                                                            1996        1995
                                                        --------------------------
ASSETS
Cash                                                     $        -   $   3,526
Investments:
Mutual funds                                                742,651     167,177
Olympic Financial Ltd. Common stock                         315,503     154,202
Participant notes receivable                                  1,800           -
                                                        --------------------------
                                                          1,059,954     321,379
Employer contributions receivable                           430,732     120,102
Employee contributions receivable                            14,370      10,204
                                                        --------------------------
Net assets available for benefits                        $1,505,056    $455,211
                                                        --------------------------
                                                        --------------------------



          Statements of Changes in Net Assets Available for Benefits



                                                          YEAR ENDED DECEMBER 31
                                                            1996        1995
                                                        --------------------------
Additions:
  Employee contributions                                $   673,807    $352,997
  Employer contributions                                    430,732     120,102
  Investment income                                          37,898       6,252
                                                        --------------------------
                                                          1,142,437     479,351
Deductions:
  Benefits paid                                              66,680       9,485

Net realized and unrealized depreciation in fair
  value of investments                                     (25,912)    (14,655)
                                                        --------------------------
Net increase                                              1,049,845     455,211
Net assets available for benefits at beginning of year      455,211           -
                                                        --------------------------
Net assets available for benefits at end of year         $1,505,056    $455,211
                                                        --------------------------
                                                        --------------------------


SEE ACCOMPANYING NOTES.

                  Olympic Financial Ltd. 401(k) Profit Sharing Plan

                            Notes to Financial Statements

                                  December 31, 1996



1. DESCRIPTION OF THE PLAN

GENERAL

Olympic Financial Ltd. 401(k) Profit Sharing Plan (the Plan) is a defined contribution plan sponsored by Olympic Financial Ltd. (the Company). The Plan became effective on January 1, 1995. An employee is eligible to participate in the Plan upon attaining the age of 21 and completing a qualifying period of 12 consecutive months of employment within which the employee has had at least 1,000 credited hours of service.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

CONTRIBUTIONS

The participants may contribute up to 10% of his or her annual compensation to any of the investment funds. Matching contributions by the Company are made at a percentage of the participant's contribution which the Company, in its sole discretion, determines from year to year. Effective beginning in the 1996 plan year, participants must be employed on December 31 of each year to receive the matching contribution for that year.

VESTING

Participants are fully vested at all times for participant contribution amounts. Matching contributions by the Company are vested 20% each year beginning year two; fully vested at the end of year six of vested service. Effective April 29, 1996, the Board of Directors of the Company approved a revised vesting schedule that provides 50% vesting after one year and 100% vesting after two years of service.

                  Olympic Financial Ltd. 401(k) Profit Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

Participants can borrow up to the lesser of $50,000 or one-half of their vested account balance. Interest on loans accrues at prime rate plus 2%. Loans are collateralized by the participant's account balance. There was one loan outstanding at December 31, 1996 and none at December 31, 1995.

Hardship withdrawals of elective deferrals are permitted by the Plan, as described in the Plan agreement.


PAYMENT OF BENEFITS

Benefits are typically paid as soon as practicable after a participant retires, dies, becomes disabled or is terminated from the Company. Benefits are payable in the form of a lump sum distribution or installments over a fixed period of years depending on the participant's request.

PLAN TERMINATION

In the event the Plan terminates, the accounts of all participants continue to share in trust earnings, gains or losses until such time as distributions are made.

FEES AND EXPENSES

All administrative expenses of the Plan are paid for by the Company. Commissions for the purchase or sale of investments, if applicable, are paid by the Plan and are added to the cost of investments purchased or subtracted from the proceeds of investments sold.

                  Olympic Financial Ltd. 401(k) Profit Sharing Plan

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Olympic Financial Ltd. Common stock is stated at fair value (the last reported sales price on the last business day of the year). Fair value of mutual funds represents the net asset value of the fund shares which is calculated based on the valuation of the fund's underlying investments at fair value at the end of the year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                  Olympic Financial Ltd. 401(k) Profit Sharing Plan

3. INVESTMENTS

The Plan's assets have been deposited in investment funds managed by a trust company. Allocation of contributions to the available investment funds is based upon the employee's choice. The changes in assets of each fund during the years ended December 31, 1996 and 1995 were as follows:

                                                                             IDS CASH    OLYMPIC
                                           IDS NEW               IDS BOND  MANAGEMENT   COMPANY      LOAN
                                          DIMENSIONS  IDS MUTUAL   FUND       FUND       STOCK       FUND   UNALLOCATED     TOTAL
                                          ------------------------------------------------------------------------------------------
Additions:
  Contributions                           $  85,610    $ 44,384  $15,654    $13,673    $179,946      $    -   $133,832  $   473,099
  Investment income                           3,856       1,409      470        299         218           -          -        6,252
                                          ------------------------------------------------------------------------------------------
                                             89,466      45,793   16,124     13,972     180,164           -    133,832      479,351
Deductions:
  Benefits paid to participants               2,222       1,893      579      1,133       3,658           -          -        9,485

Interfund-transfers (net)                       265         (19)    (478)      (612)        844           -          -            -
Net realized and unrealized appreciation
  (depreciation) in current value of
  investments                                 5,480       2,307      709         (3)    (23,148)          -          -      (14,655)
                                          ------------------------------------------------------------------------------------------
                                              5,745       2,288      231       (615)    (22,304)          -          -      (14,655)
                                          ------------------------------------------------------------------------------------------
Net assets available for benefits at
  December 31, 1995                          92,989      46,188   15,776     12,224     154,202           -    133,832      455,211
Additions:
  Contributions                             476,944     241,440   63,842     39,272     416,873           -   (133,832)   1,104,539
  Investment income                          16,659      17,157    2,649      1,217         216           -          -       37,898
                                          ------------------------------------------------------------------------------------------
                                            493,603     258,597   66,491     40,489     417,089           -   (133,832)   1,142,437
Deductions:
  Benefits paid to participants              20,570      14,260    3,965      3,885      24,000           -          -       66,680

Interfund-transfers (net)                    19,885      (2,249)   4,343      1,544     (25,323)      1,800          -            -
Net realized and unrealized appreciation
  (depreciation) in current value of
  investments                                43,357       1,838     (101)        (4)    (71,002)          -          -      (25,912)
                                          ------------------------------------------------------------------------------------------
                                             63,242        (411)   4,242      1,540     (96,325)      1,800          -      (25,912)
                                          ------------------------------------------------------------------------------------------
Net assets available for benefits at
  December 31, 1996                        $629,264    $290,114  $82,544    $50,368    $450,966      $1,800   $      -   $1,505,056
                                          ------------------------------------------------------------------------------------------
                                          ------------------------------------------------------------------------------------------

                  Olympic Financial Ltd. 401(k) Profit Sharing Plan

3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of the Plan's net assets are as follows:

                                                     DECEMBER 31, 1996
                                                     -----------------

IDS New Dimensions Fund, 21,750 shares                  $450,209
IDS Mutual, 14,919 shares                                201,064
Olympic Financial Ltd. Stock, 22,117 shares              315,503


                                                     DECEMBER 31, 1995
                                                     -----------------

IDS New Dimensions Fund, 5,385 shares                  $  92,989
IDS Mutual, 3,532 shares                                  46,188
Olympic Financial Ltd. Stock, 9,489 shares               154,202

4. INCOME TAX STATUS

The form of the Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 15, 1994, stating that the form of the Plan is acceptable under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"). The Plan has requested, but not yet received, a determination letter from the IRS. The Administrator believes the Plan is qualified and therefore, exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                  Olympic Financial Ltd. 401(k) Profit Sharing Plan

             Item 27(a)--Schedule of Assets Held for Investment Purposes

                                  E.I.N. 41-1664848
                                      Plan #001

                                  December 31, 1996


IDENTITY OF ISSUER, BORROWER                                          FAIR
      OR SIMILAR PARTY             UNITS HELD            COST         VALUE
--------------------------------------------------------------------------------

IDS New Dimensions Fund            21,750 shares    $   404,338   $   450,209

IDS Mutual                         14,919 shares        197,678       201,064

IDS Bond Fund                      11,199 shares         57,117        57,572

IDS Cash Management Fund           33,783 shares         33,783        33,806

Olympic Financial Ltd. Stock*      22,117 shares        403,965       315,503

Participant Loan (10.25% interest
  rate, matures on 12/31/98)                                  0         1,800
                                                    --------------------------
                                                     $1,096,881    $1,059,954
                                                    --------------------------
                                                    --------------------------

*Indicates party-in-interest to the Plan.

                  Olympic Financial Ltd. 401(k) Profit Sharing Plan

                   Item 27(d)--Schedule of Reportable Transactions

                                  E.I.N. 41-1664848
                                      Plan #001

                             Year ended December 31, 1996


                                                                                              CURRENT VALUE
                                                                                               OF ASSET ON
                                                                       PURCHASE    SELLING        COST OF    TRANSACTION NET GAIN
IDENTITY OF PARTY INVOLVED      DESCRIPTION OF ASSET                     PRICE       PRICE         ASSET        DATE      OR (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
Olympic Financial Ltd.  Purchased 14,240 units in 27 transactions     $255,274                 $255,274       $255,274
                        Sold 1,612 units in 11 transactions                       $23,238        28,896         23,238   $(5,658)

IDS New Dimension Fund  Purchased 17,228 units in 52 transactions      331,496                  331,496        331,496
                        Sold 1,099 units in 21 transactions                        21,861             *         21,861          *

IDS Mutual              Purchased 12,671 units in 43 transactions      170,348                  170,348        170,348
                        Sold 1,083 units in 23 transactions                        14,630             *         14,630          *

IDS Bond Fund           Purchased 9,226 units in 49 transactions        47,315                   47,315         47,315
                        Sold 890 units in 12 transactions                           4,532             *          4,532          *

IDS Cash Management     Purchased 27,246 units in 41 transactions       27,246                   27,246         27,246
                        Sold 4,576 units in 11 transactions                         4,576         4,576          4,576          -



There were no category (i), (ii) or (iv) transactions in the year ended December 31, 1996.

*This information is not available.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       OLYMPIC FINANCIAL LTD.
                                       401(k) PROFIT SHARING PLAN



Date:    June 30, 1996                 By:   /s/ John A. Witham
                                          ------------------------------------
                                             John A. Witham
                                             Executive Vice President and
                                             Chief Financial Officer
                                              (Principal Financial Officer)



                                       By:   /s/ Mary E. West
                                          ------------------------------------
                                             Mary E. West
                                             Senior Vice President,
                                             Human Resources